FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer

                                 06 May 2004

                               File no. 0-17630


                           CRH - 'Directorate Change'


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


Enclosure:   Directorate Change



CRH plc

-----------------------


CRH plc advises that Mr. Don Godson and Mr. Howard Kilroy retired from the Board at the completion of the Annual General Meeting on Wednesday, 5th May 2004.

Enquiries:

Contact

Neil Colgan

Assistant Company Secretary

Ph.: +353 1 6344 340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:   06 May 2004

                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director